2288 – 1177 W Hastings Street, Vancouver, BC. V6E 2K7 Canada

T +(604) 687-6263 F +(604) 687-6267

www.minefinders.com

Minefinders

Corporation Ltd.

August 30, 2007

Ms. Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Re:	Minefinders Corporation Ltd.
Form 40-F for Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 1-31586

Dear Ms. Davis,

We received your comment letter dated August 2, 2007 regarding on our financial statements on Form 40-F for the year ended December 31, 2006. Our response to those comments is as follows:

Financial Statements

Consolidated Balance Sheets, page 3

1.	Please tell us and disclose the nature of the amounts reflected on your balance sheet as "Receivables". We note that you have not had sales in any period presented.

The amounts reflected on our balance sheet as “Receivables” relate primarily to refundable sales taxes paid in Mexico on expenditures incurred in the construction of the Dolores Mine. We will expand our disclosure in future filings to identify the nature of these amounts.

Summary of Significant Accounting Policies

Reporting Currency and Foreign Currency Translation, page 8

2.

Please explain why you are recognizing exchange gains and losses as a separate component of shareholders' equity rather than as a component in the determination of net income. Please refer to Paragraph 20 of Section 1651 of the CICA Handbook.

For accounting purposes, the Canadian dollar is regarded as the Company’s functional currency for periods prior to January 1, 2007. The temporal method was used to consolidate the foreign subsidiaries to prepare the consolidated financial statements in Canadian dollars with gains or losses arising from this translation included in income (loss) for the period as contemplated by paragraph 20 of Section 1651 of the CICA Handbook.

However, the Company reports in United States dollars and applied the guidance in CICA Handbook EIC-130 “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in Reporting Currency”. For the purpose of reporting in United States dollars, the Canadian financial statements were translated as follows: all assets and liabilities at the exchange rate in effect at the balance sheet date; income and expenses and capital stock issues at the rates in effect on the transaction dates. The resulting exchange gains or losses are shown as a separate component of shareholders’ equity and do not affect reported earnings or losses.

Note 7 - Asset Retirement Obligation, page 15

3.

We note you have capitalized accretion associated with your ARO to deferred development during the year. Please refer to paragraph 17 of Section 3110 of the CICA Handbook and tell us why you believe your policy is appropriate.

Based on our review of paragraph 17 of Section 3110 of the CICA handbook, pre-production accretion should be charged to earnings. For the period from inception to December 31, 2006, we capitalized approximately US$8,000 of accretion to properties, development, and deferred exploration costs. We believe this amount to be immaterial to warrant restatement in prior or current years. We will write-off the amount in fiscal 2007.

Note 13 - United States Generally Accepted Accounting Principles, page 21

(a) Mineral exploration expenditures, page 21

4.

Please expand your disclosure to address your accounting under US GAAP for drilling and study costs included to identify additional mineral resources or to convert mineral resources to reserves at your development stage projects. We note your disclosure in your Statement of Properties, Development and Deferred Exploration Costs that includes assaying and drilling as a development cost under Canadian GAAP.

Assaying and drilling costs recorded as development costs relate primarily to condemnation drilling and assaying. This activity is undertaken to ensure there is no potentially economic mineralization in an area where a permanent structure or waste dump will go in the construction of a mine. The condemnation drilling is specific to and required in the construction of the Dolores mine. These amounts are capitalized to development for both Canadian and US GAAP reporting purposes. Assaying and drilling costs to identify additional mineral resources are recorded as exploration costs and charged to operations under US GAAP. We propose to revise the disclosure of these amounts on a prospective basis in future filings to expand on the accounting under US GAAP that assaying and drilling costs incurred to identify additional mineral resources are recorded as exploration costs and charged to operations and to clearly identify the nature of the drilling costs capitalized under development costs as condemnation drilling.

5.	Please clarify if for US GAAP purposes, your mineral properties will be amortized using proven and probable reserves that are net of expected extraction and processing losses.

For both Canadian and US GAAP purposes, our mineral properties will be amortized using recoverable proven and probable reserves expressed net of extraction and processing losses. We will expand our disclosure in future filings to make this distinction clear. Specifically, we will amend the accounting policy to read “...at which time they will be amortized on a unit of production basis using estimated proven and probable recoverable reserves.”

6.

We note your disclosure that under Canadian GAAP, revenue incidental to exploration and development and proceeds on sales of properties is credited against the cost of properties. Please expand your disclosure regarding your accounting for such transactions under US GAAP.

The Company has never had material revenue incidental to exploration and development activities. For both Canadian and US GAAP, in the event a property was sold, the proceeds would be credited to the cost of the property with the residual balance recognized as a gain or loss on disposal of assets in the income statement. As the Company has not sold any properties nor had any incidental revenue to exploration or development activities, we propose enhancing disclosure for US GAAP in future filings where this type of transaction has occurred.

7.	Please expand your disclosures to address your policy regarding the timing of the commencement of the production stage under both US and Canadian GAAP. Please refer to EITF 04-6 for US GAAP purposes.

As the Company is in the process of constructing its first operating mine, the accounting policy regarding the timing of the production stage has not yet been determined for Canadian GAAP purposes. However, for US GAAP we will apply the guidance in EITF 04-06 in disclosing and applying our accounting policy and consider the production stage to commence when saleable minerals are extracted (produced) from an ore body, regardless of the level of production with the exception of the removal of de minimis saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. We expect to enter the production stage for US GAAP purposes late in the fourth quarter of fiscal 2007 or early in the first quarter of fiscal 2008. For both Canadian and US GAAP, we will include the appropriate disclosure in our December 31, 2007 year-end financial statements and, for US GAAP purposes, apply the guidance in EITF 04-06 upon commencement of the production stage.

US GAAP (Inception to date) Consolidated summarized statement of loss and deficit, page 24

8.	Please identify the inception date reflected in this financial information.

The inception date reflected in the US GAAP (Inception to date) Consolidated summarized statement of loss and deficit is February 4, 1975. We will reflect this date in the disclosure in future filings.

9.

Please tell us if this inception to date information has been audited. We do not note any reference to the inception to date period and related financial information in the Report of Independent Registered Accountants.

The inception to date information has been audited and is included in Note 13 of the consolidated financial statements, which is covered by the auditors’ report.

Subsequent to your review, should you have any questions or further comments on our responses above, please contact me directly at 604-687-6263 (extension 111) or by email at greg@minefinders.com.

Sincerely,

/s/ Greg D. Smith

Greg D. Smith, CA

Chief Financial Officer

Minefinders Corporation Ltd.

4